Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-218293) of our report dated March 16, 2017 relating to our audit of the consolidated balance sheets of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016, and our report dated March 16, 2017 on our audit of internal control over financial reporting of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2016 which reports are included in TG Therapeutics, Inc. 2016 Annual Report on Form 10-K. We also consent to the reference to our Firm under the caption “Experts”.

/s/ CohnReznick LLP

New York, New York
June 9, 2017